MAIL STOP 3561

August 6, 2007

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101

     Re: HLS Systems International Ltd.
             Amendment 6 to Registration Statement on Form S-4
             File No. 333-132826
             Filed on July 23, 2007

Dear Mr. Li:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that, if Advance Pacific defaults on the $200 million note and the ownership interest in the 22.2 million shares of HLS stock issued to Advance Pacific upon the closing of the stock purchase reverts to OSCAF, HLS may be considered an OSIC under Chinese law. In this event, the principals of the seven BVI companies would have to make and maintain registration under SAFE Notice 75 in order for dividends declared by HLS to be payable outside of China in

foreign currency, i.e., U.S. Dollars. We also note the statement that this reversion "appears more likely than not." See page 116.

Please modify and expand your disclosure, as appropriate, to address the exchange controls that will apply in the event that ownership of the 22.2 million shares of HLS stock reverts to the BVI companies – as opposed to the continued ownership of the stock by HLS. Explain whether not only HLS but also Gifted Time would be an OSIC under Chinese law. Describe the registration procedure with SAFE. Add appropriate risk factors, for example, concerning the need for the PRC residents to maintain an OSIC'S foreign exchange registration with SAFE if the OSIC is to be able to receive profits, bonuses or proceeds from liquidation from the operating company(ies). See, e.g., Amendment 2 at pages 23, 49 (discussing exchange controls).

Recent Significant Transactions, page 114

2. We note your statement in the fourth paragraph on page 116 that "as had been discussed and agreed between Ka Wa Cheng and Qiao Li during negotiations of the purchase, control over Gifted Time Holdings remained with Qiao Li and Wang Chang Li, the chairperson and president of HollySys, respectively." Please revise to indicate when the oral agreement between Ka Wa Cheng and Qiao Li was entered into. Also indicate when the oral understanding was memorialized in the written voting agreement.

Financial Statements

3. Please provide currently dated consents in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas J. Rein, Esq.
        Fax: (858) 677-1401